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                             November 13, 2020

       A.J. Dunklau
       Chief Executive Officer
       Megalith Financial Acquisition Corp.
       535 5th Avenue, 29th Floor
       New York, NY 10017

                                                        Re: Megalith Financial
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 3,
2020
                                                            File No. 333-249815

       Dear Mr. Dunklau:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed November 3, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies
       Provision for Operating Losses , page F-78

   1. We note your response to comment 18. Please revise to provide as indicated, a specific and thorough discussion
of the drivers of these losses as well as how the accruals for Reg-
                                                        E card claims are
estimated and timing of such estimates including the inherent risks surrounding the
estimation process to help the readers of the financial statements understand the nature
and related risks involved. Further, ensure to explain the
                                                        differences between the
losses due to advances to account holders as compared to the losses incurred by BMT
for Regulation E card claims.
 A.J. Dunklau
Megalith Financial Acquisition Corp.
November 13, 2020
Page 2
Operating Revenues , page F-112

2.    We note your response to comment 22. Please revise to address the impact
of the    white
      label partnership    on the interim periods presented. Also, address the
bounty costs paid
      and the accounting for these costs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Michael Henderson, Staff Accountant at (202) 551-3361 or Marc
Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or John Dana Brown, Attorney-Advisor, at (202) 551-3859 with any other questions.



                                                           Sincerely,
FirstName LastNameA.J. Dunklau
                                                           Division of
Corporation Finance
Comapany NameMegalith Financial Acquisition Corp.
                                                           Office of Finance
November 13, 2020 Page 2
cc:       Tamar Donikyan, Esq.
FirstName LastName